Exhibit 99.1

NASDAQ listed B Corp, VivoPower valued at US$321m by Edison Group

LONDON, March 30, 2021 -- Edison has today published its first report and valuation on VivoPower International PLC (NASDAQ: VVPR). The detailed analysis, being distributed globally to thousands of professional and private investors, values the business at $19 a share.

At market close Monday (March 29), VivoPower stock stood at $8.06.

At the core of Edison’s valuation is its view of the business’ accelerating growth strategy and ‘transformational’ acquisition of rugged electric vehicle (EV) company Tembo. Having since announced a four-year deal - worth up to US$250 million - Edison concludes it makes Tembo the clear market leader, with enough volume to begin scaling. VivoPower has already committed to more than US$10m of additional funding for Tembo.

The report further concludes that the B Corp certification and potential admission into the MSCI World Sustainability Index is likely to endear the business to environmental-focused funds, as well as those with a broader ESG remit. VivoPower specializes in solutions for hard-to-decarbonize sectors and Edison’s report points to its strategy of building ‘an interconnected set of operations around the electrification of the economy’ - including solar generation, microgrids, critical power provision and battery leasing.

According to the note: ‘As the company progresses so the risk profile and cost of capital will reduce which will support the valuation further.’

The Edison report also forecasts a rise in group revenue from US$49 million to US$133 million by 2023. The EV division is expected to account for over 55% of sales by 2023. The report anticipates a steady run rate EBITDA margin of 13%.

Edison identifies key markets for VivoPower in Canada and Australia, as well as pointing to its first scoping of a full corporate decarbonization solution with high-profile Premier League club Tottenham Hotspur in the UK. It finds that VivoPower’s development will be bolstered by the expansion of its energy management services, as well as its established Critical Power division, which is expected to account for 38% of revenue by 2023.

VivoPower’s business units are at varying points of their lifecycles, with each providing their own value to an integrated end to end holistic sustainable energy solution that will help corporate customers globally to accelerate their move to decarbonization.

Kevin Chin, Co-founder and Executive Chairman, VivoPower, added, “The Edison report recognizes the value our operations bring to supporting the decarbonization mission of corporations around the world. We’re part of a new generation of B Corps acting as the catalyst for change, marrying the need to decarbonize the future with solutions which fit current economic realities. We look forward to building on the momentum of our recent deals and acquisitions to scale our business and lead the way in providing sustainable technologies at a global scale.”

Neil Shah, Head of Research, Edison Group, said, “Edison Group is acutely aware that the shift from fossil fuels to sustainable energy solutions is a critical issue for the modern world, and VivoPower’s focus on decarbonization, particularly in hard-to-reach sectors, offers significant growth potential. We look forward to following its progress over the coming months.”

ENDS

Further viewing

For more details of the up to US$250m Tembo deal, click here >

Watch the Tottenham Hotspur announcement here >

To explore VivoPower’s potential and mission, watch this video >

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

About Edison Group

Edison Group is a global investment research, investor relations and consulting firm, whose research is must-read insight for hundreds of thousands of investors, advisors and stakeholders.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Press

rmorganevans@edisongroup.com